

03054997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC
RECEIVED
PROCESSING
NOV 24 2003
WASH, D.C.
181
SECTION

SEC FILE NUMBER
8-29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COVENTRY CAPITAL, INC.

OFFICIAL USE ONLY
014890
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 EAST DELAWARE, SUITE 25F
(No. and Street)

CHICAGO, (City) ILLINOIS (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN F. SPENGEMANN 312-642-6408
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, KELLER & WIGGINS, LLC
(Name — if individual, state last, first, middle name)

2025 CRAIGSHIRE, SUITE 130 ST. LOUIS, MO 63146
(Address) (City) (State) Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, BRIAN F. SPENGEMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVENTRY CAPITAL, INC., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Ann Wiese

Notary Public

ANN WIESE
Notary Public - State of Missouri
County of St. Charles
My Commission Expires May 12, 2006

his report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

or conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC. [13]

SEC FILE NO.: 8-29988 [14]

FIRM ID. NO.: 014890 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1 EAST DELAWARE PLACE [20]
(No. and Street)

CHICAGO [21]	IL [22]	60611 [23]
(City)	(State)	(Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/02 [24]

AND ENDING (MM/DD/YY): 09/30/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN F. SPENGEMANN [30]

(Area Code)—Telephone No.: 312-642-6408 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22 day of NOVEMBER 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/03 [99]
SEC FILE NO. 8-29988 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 46	200			$ 46	750
2. Receivables from brokers or dealers:						
A. Clearance account	10000	295				
B. Other		300	$ 2806	550	12806	810
3. Receivables from non-customers	7083	355	10215	600	17298	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	20022	680	20022	920
11. Other assets	565	535	3342	735	3907	930
12. TOTAL ASSETS	17694	540	$ 36385	740	$ 54079	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	3265	1205		1385	3265	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 3265	1230	$	1450	$ 3265	1760

Ownership Equity

	Total	
21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. XXXXXXXX UNREALIZED GAIN ON SECURITY	2416	1791
B. Common stock	95000	1792
C. Additional paid-in capital	1000	1793
D. Retained earnings	(40763)	1794
E. Total	57653	1795
F. Less capital stock in treasury	(6839)	1796
24. TOTAL OWNERSHIP EQUITY	$ 50814	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 54079	1810

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 10/01/02 [3932] to 09/30/03 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 95060	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	35377	3975
8. Other revenue	1581	3995
9. Total revenue	$ 132018	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$ 42000	4120
11. Other employee compensation and benefits	7251	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	1400	4195
15. Other expenses	125599	4100
16. Total expenses	$ 176250	4200

NET INCOME

Item	Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (44232)	4210
18. Provision for Federal income taxes (for parent only) DEFERRED TAX BENEFIT	(7629)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (36603)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (3667)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 50814	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	36385	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(36385)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 14429	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	704	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(704)	3740
10.	Net Capital			$ 13725	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 218	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 8725	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 3265	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 3265	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 24	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 10/01/02 to 09/30/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 87139	4240
A. Net income (loss)			(36603)	4250
B. Additions (Includes non-conforming capital of	$ 278	4262)	278	4260
C. Deductions (Includes non-conforming capital		4272)		4270
2. Balance, end of period (From item 1800)			$ 50814	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

DAVIS KELLER & WIGGINS, LLC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

ADDRESS	Number and Street	City	State	Zip Code
	2025 CRAIGSHIRE, STE. 130	ST. LOUIS	MO [70]	63146
	[71]	[72]	[73]	[74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND [illegible] COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/03

Exemption Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (x) (1)—$2,500 capital category as per Rule [illegible] .... [4550]

B. (x) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (x) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm RPR CLEARING [4335] .... [4570]

D. (x) (3)—Exempted by order of the Commission .... [4580]

COVENTRY CAPITAL, INC.
RECONCILIATION OF THE AUDITED
COMPUTATION OF NET CAPITAL AND BROKER/DEALER'S
CORRESPONDING UNAUDITED PART IIA

	UNAUDITED PART II 09/30/03						AUDIT		REPORT	AUDITED PART II 09/30/03				
	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.		JOURNAL DEBIT		ENTRIES CREDIT	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.
CASH-CHECKING	46									46				
CLEARING-CEF														
CLEARING ACCT	10,391					(1)	2,415			12,806		2,806		
SAFEKEEPING ACCT														
INTEREST RECEIVABLE						(1)	89			89				
A/R TRANSACTIONS	6,994									6,994				
DUE FROM OFFICER	12,963		12,963					(2)	2,748	10,215		10,215		
DEPOSIT-RENT	1,088		1,088							1,088		1,088		
OFFICE EQUIPMENT	56,465									56,465				
A/D OFFICE EQUIPMENT		36,629	19,836			(4)	187				36,442	20,022		
CSV-LIFE INSURANCE	884							(5)	319	565				
ACCOUNTS PAYABLE								(11	1,698		1,698		1,698	1,698
DEFERRED INCOME TAXES		5,501		5,501	5,501	(3)	7,755			2,254		2,254		
PAYROLL TAXES		1,513		1,513	1,513			(9)	56		1,569		1,569	1,569
INCOME TAX PAYABLE														
CAPITAL STOCK		95,000									95,000			
PAID IN CAPITAL		1,000									1,000			
TREASURY STOCK	6,839									6,839				
UNREALIZED GAIN OF SECURITY								(8)	2,415		2,415			
RETAINED EARNINGS	43,973							(10	3,210	40,763				
	139,643	139,643	33,887	7,014	7,014		10,446		10,446	138,124	138,124	36,385	3,267	3,267
													(12)	(12)

(1) ADJUST TO MARKET
(2) RECORD CHANGES TO OFFICER LOAN ACCT.
(3) ADJUST DEFERRED TAXES
(4) ADJUST ACCUM. DEPRN. FOR YEAR
(5) ADJUST CSV-LIFE INSURANCE
(6) RECLASS AND ADJUST FIXED ASSETS-N/A FOR 2003
(7) RECORD INCOME TAX DEPOSITS/PAYABLE-N/A FOR 2003
(8) RECORD UNREALIZED GAIN ON SECURITY
(9) ADJUST P/R TAXES FOR Y/E
(10) RECORD NET EFFECT ON R/E FOR AJE'S
(11) RECORD Y/E PAYABLE
(12) ROUNDING OF $2 FOR FOCUS REPORT.

COVENTRY CAPITAL, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

CONTENTS



DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coventry Capital, Inc.
Chicago, Illinois

We have audited the accompanying statements of financial condition of Coventry Capital, Inc., a Delaware corporation, as of September 30, 2003 and 2002, and the related statements of loss, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Davis, Keller & Wiggins, LLC

Certified Public Accountants

October 31, 2003

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 46	$ 35,443
Clearing deposit - marketable security	12,806	13,063
Commissions receivable	6,994	1,918
Interest receivable	89	0
Advances to related party	10,215	14,187
Deposit – rent	1,088	3,765
Prepaid expenses	0	840
Office equipment and software, net of accumulated depreciation of $36,442 and $28,229	20,022	28,236
Cash surrender value officer's life insurance, net of policy loan	565	3,900
Deferred tax benefit	2,254	0
Total Assets	$ 54,079	$ 101,352
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 1,697	$ 6,687
Accrued payroll taxes	1,568	2,025
Deferred income tax liability	0	5,501
Total liabilities	3,265	14,213
STOCKHOLDER'S EQUITY		
Common stock, authorized 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	95,000	95,000
Contributed capital	1,000	1,000
Treasury stock at cost, 10 shares	(6,839)	(6,839)
Retained deficit	(40,763)	(4,160)
Accumulated other comprehensive income	2,416	2,138
Total stockholder's equity	50,814	87,139
Total Liabilities And Stockholder's Equity	$ 54,079	$ 101,352

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF LOSS

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
REVENUES		
Fee and commissions	$ 130,437	$ 268,326
OPERATING EXPENSES		
Advertising	1,082	914
Auto expense	752	2,890
Contributions	250	480
Depreciation	8,213	8,809
Delivery expense	3,466	5,425
Dues	2,890	2,620
Compensation	49,251	48,497
Entertainment and meals	5,205	13,861
Employee benefits	24,665	18,225
Interest	1,495	1,323
News services	0	3,105
Office and other services	23,512	32,774
Outside services	1,207	4,152
Professional services	3,760	3,580
Regulatory fees	1,400	384
Rent	21,332	49,391
Client statement preparation	10,000	59,600
Taxes & licenses	4,683	3,992
Telephone	10,824	15,258
Travel	2,263	3,336
Total Operating Expenses	176,250	278,616
OPERATING LOSS	(45,813)	(10,290)
OTHER INCOME		
Dividend and interest income	1,581	2,144
Miscellaneous income	0	1,088
Total Other Income	1,581	3,232
NET LOSS BEFORE INCOME TAXES	(44,232)	(7,058)
INCOME TAX EXPENSE (BENEFIT), NET		
Current	(126)	0
Deferred	7,755	1,553
Total Income Tax Expense (Benefit), Net	7,629	1,553
NET LOSS	$ (36,603)	$ (5,505)

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
COMMON STOCK		
Authorized - 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	$ 95,000	$ 95,000
CONTRIBUTED CAPITAL	1,000	1,000
LESS TREASURY STOCK AT COST, 10 shares	(6,839)	(6,839)
RETAINED DEFICIT		
Beginning balance	(4,160)	1,345
Net loss	(36,603)	(5,505)
Ending balance	(40,763)	(4,160)
ACCUMULATED OTHER COMPREHENSIVE INCOME		
Unrealized gain on available for sale security, net of tax effect	2,416	2,138
TOTAL STOCKHOLDER'S EQUITY	$ 50,814	$ 87,139

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net loss	$ (36,603)	$ (5,505)
Adjustments to reconcile net cash provided (used) by operating activities:		
Depreciation and amortization	8,213	8,809
Deferred income taxes	(7,755)	(1,019)
Effects of changes in:		
Commissions receivable	(5,076)	5,101
Other assets, net	2,469	3,227
Accounts payable	(4,990)	4,198
Accrued payroll taxes	(457)	100
Income taxes payable	0	(460)
Net cash provided (used) by operating activities	(44,199)	14,451
FINANCING ACTIVITIES		
Decrease in related-party advances	3,972	20,587
Purchase of equipment	0	(6,130)
Proceeds from life insurance policy loan	4,830	0
Net cash provided by financing activities	8,802	14,457
NET INCREASE (DECREASE) IN CASH	(35,397)	28,908
CASH AT BEGINNING OF YEAR	35,443	6,535
CASH AT END OF YEAR	$ 46	$ 35,443
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 126	$ 460

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company is an introducing broker-dealer that receives no securities. It is subject to regulation by the Securities and Exchange Commission ("SEC"). The Company provides stock and bond brokerage services (approximately 73 and 69 percent of 2003 and 2002 revenues, respectively) and investment advisory services (approximately 27 and 31 percent of 2003 and 2002 revenues, respectively). Brokerage commission income is recorded net of clearing house charges on a settlement date basis. Advisory fees are computed and billed in advance for the following period at a contractual percentage of the client's month-end portfolio fair market value. As the broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly middle-income individuals, its operations may be affected by economic fluctuations.

Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office equipment and software

Equipment is stated at cost and is depreciated principally using accelerated methods over a five-year estimated life. The cost of purchased software is amortized on a straight-line basis over 36 months.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,082 and $914 during the years ended September 30, 2003 and 2002, respectively.

Income taxes

The Company is taxed as a C Corporation under the Internal Revenue Code. For the year ended September 30, 2003, the Company has incurred an operating loss for tax purposes and currently has a net operating loss of $33,959, which will be carried back two years and any remainder forward for twenty years and will expire September 30, 2023. The provision for income taxes is based on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change in the deferred tax assets and liabilities.

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities considered available-for-sale are recorded at fair market value if they have a readily determinable fair value. The corresponding accumulated unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the statement of financial condition, net of tax effect. Management believes that its investments in marketable securities should be classified as investments that are available-for-sale. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary are computed on the specific identification method and included in income.

Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a Company has items of other comprehensive income. During the years ended September 30, 2003 and 2002, the Company recognized other comprehensive income of $278 and $790, respectively, which is included in the total of accumulated other comprehensive income in the statements of stockholder's equity. The comprehensive income amounts are attributed to the unrealized gain in the fair value of marketable securities (Note 3). Comprehensive loss, consisting of net loss plus other comprehensive income, aggregated to $(36,325) and $(4,715) for the years ended September 30, 2003 and 2002, respectively.

2. ADVANCES TO RELATED PARTY

The Company has made advances to its sole officer, which are due upon demand. The Company charged interest at six percent for 2003 and 2002 on the average loan balances. Interest income for the years ended September 30, 2003 and 2002 was $711 and $1,426, respectively.

3. CLEARING DEPOSIT - MARKETABLE SECURITY

The Company is required to maintain a minimum deposit of $10,000 in the Clearing account. The Company currently owns the following marketable security that is valued at market. The resulting difference between cost and market is included in other accumulated comprehensive income in the statement of stockholder's equity, net of tax effect. The cost and market values of these securities at September 30, 2003 and 2002 are as follows:

	2003	
	Cost	Market
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,806

	2002	
	Cost	Market
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 13,063

4. CASH SURRENDER VALUE OF OFFICER'S LIFE INSURANCE, NET

The Company owns a whole life insurance policy on it's president; face amount $100,000. Cash surrender value and policy loans with a 7.4 percent interest rate are as follows:

	2003	2002
Cash surrender value	$ 28,351	$ 25,943
Less: Loan payable	27,786	22,043
Cash Surrender Value Officer's Life Insurance, Net of Policy Loan	$ 565	$ 3,900

5. RENT EXPENSE

The Company conducts its operations from facilities that are leased on a month-to-month basis.

6. INCOME TAXES

The deferred tax asset (liability) components as of September 30, 2003 and 2002 are as follows:

	2003	2002
Tax over book depreciation	$ (4,004)	$ (4,967)
Unrealized gain on marketable securities	(483)	(534)
Net operating loss	6,741	0
Deferred Income Tax Benefit (Liability)	$ 2,254	$ (5,501)

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Coventry Capital, Inc.
Chicago, Illinois

Our report on our audits of the basic financial statements of Coventry Capital, Inc. for the years ended September 30, 2003 and 2002 appears on page 1. These audits were done for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied on the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Keller & Wiggins, LLC

Certified Public Accountants

October 31, 2003

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

SCHEDULES OF COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2003 AND 2002

	2003	2002
Assets	$ 54,079	$ 101,352
Liabilities	(3,265)	(14,213)
Stockholder's equity	50,814	87,139
Nonallowable assets	36,385	49,251
Tentative net capital	14,429	37,888
Haircuts	(704)	(715)
Net capital	13,725	37,173
Required capital	(5,000)	(5,000)
Excess net capital	$ 8,725	$ 32,173

See accountants' report on supplementary information.



DAVIS
KELLER &
WIGGINS, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

To the Board of Directors
Coventry Capital, Inc.
Chicago, Illinois

For the years ended September 30, 2003 and 2002, there were no material inadequacies in the records of Coventry Capital, Inc.

Davis, Keller & Wiggins, LLC

Certified Public Accountants

October 31, 2003

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
SCHEDULES OF CHANGES IN SUBORDINATED LIABILITIES
SEPTEMBER 30, 2003 AND 2002

	2003	2002
Subordinated liabilities at beginning and end of year	$ -	$ -

See accountants' report on supplementary information.